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                             Day, Berry & Howard LLP

                               COUNSELLORS AT LAW


Bonnie J. Roe
Direct Dial:  (212) 829-3605
E-mail:  bjroe@dbh.com

                                                               September 9, 2005



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Maryse Mills-Apenteng

         Re:      GLOBIX CORPORATION
                  DEFINITIVE SCHEDULE 14A FILED ON SEPTEMBER 9, 2005 REVISED PRELIMINARY SCHEDULE 14A FILED ON AUGUST 31, 2005 [FILE NO. 1-14168]


Dear Ms. Mills-Apenteng:

         On behalf of Globix Corporation, a Delaware corporation (the "Company" or "Globix"), we hereby submit for filing pursuant to Rule 14a-6(b) of Regulation 14A, a definitive proxy statement. Copies of the proxy statement, proxy card and annual report are being mailed to stockholders on September 9, 2005.

         Globix filed an initial preliminary proxy statement on July 11, 2005 and a revised preliminary proxy statement on August 31, 2005. Please note that the Company is withdrawing Proposal Three (Authorization of the Issuance of Additional Shares of Common Stock) that was included in the preliminary proxy and the only two remaining proposals are to elect nine directors and the ratify the appointment of Amper, Politziner & Mattia, P.C. as the Company's independent accountants for the fiscal year ending September 30, 2005.

         Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 829-3605 or Anna Hunnicutt at (617) 345-4686.


                                                         Very truly yours,


                                                         /s/ Bonnie J. Roe
                                                         -----------------
                                                         Bonnie J. Roe

cc:      Mark P. Shuman
                  SECURITIES AND EXCHANGE COMMISSION
         Peter K. Stevenson
                  GLOBIX CORPORATION
         Robert M. Dennerlein
                  GLOBIX CORPORATION
         James C. Schroeder, Esq.
                  GLOBIX CORPORATION





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